							Exhibit 12
AT&T, INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in millions

	Six Months Ended,		Year Ended,
	6/30/2008	6/30/2007	12/31/2007	12/31/2006	12/31/2005	12/31/2004	12/31/2003
Earnings:
Income from continuing operations before income taxes	$11,273	$8,870	$18,204	$10,881	$5,718	$7,165	$8,716
Equity in net income of affiliates included above	(455)	(383)	(692)	(2,043)	(609)	(873)	(1,253)
Fixed Charges	2,372	1,964	4,536	2,209	1,680	1,238	1,390
Distributed income of equity affiliates	40	39	395	97	158	331	288
Interest capitalized	(257)	(78)	(171)	(73)	(36)	(31)	(37)

Earnings, as adjusted	$12,973	$10,412	$22,272	$11,071	$6,911	$7,830	$9,104

Fixed Charges:
Interest expense	$1,719	$1,752	$3,507	$1,843	$1,456	$1,023	$1,191
Interest capitalized	257	78	171	73	36	31	37
Dividends on preferred securities	2	1	3	3	31	24	22
Portion of rental expense representative of interest factor	394	133	855	290	157	160	140

Fixed Charges	$2,372	$1,964	$4,536	$2,209	$1,680	$1,238	$1,390

Ratio of Earnings to Fixed Charges	5.47	5.30	4.91	5.01	4.11	6.32	6.55

*All periods presented exclude undistributed earnings on investments accounted for under the equity method as well as “Income From Discontinued Operations, net of tax” in our Consolidated Statements of Income, which was from the sale of our interest in the directory advertising business in Illinois and northwest Indiana.